December 18, 2009

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:                             Senomyx, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 12, 2009
Supplemental Responses Filed July 31, 2009, September 30,
2009 and December 4, 2009
File No. 000-50791

Dear Mr. Riedler:

We are writing in response to further comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 8, 2009 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) of Senomyx, Inc. (the “Company”) filed with the Commission on February 12, 2009.  The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses

Schedule 14A; Executive Compensation; Components of Executive Compensation Programs, page 21

Annual Performance-Based Bonus, page 21

1.                                      We note your response to Comment 1 and reissue the Comment in part.  Please expand your disclosure to provide a better discussion of the individual objectives identified, specifically, describe the revenue objectives in a manner similar to your description in the corporate goals description, and quantify all quantifiable individual objectives.

4767 Nexus Centre Drive  •  San Diego, California 92121  •  Tel: (858) 646-8300  •  Fax: (858) 404-0750

The Company acknowledges the Staff’s comment.  In its previous responses to the Staff the Company described in considerable detail the relationship between the nature of the Company’s business and the competitive sensitivity of the information relating to the Company’s corporate and individual goals.  Consistent with that discussion, the Company respectfully submits that the only remaining quantitative detail with respect to the individual objectives that has not been disclosed includes the following information, all of which is highly sensitive information that would cause competitive harm to the Company if disclosed:

•                  the specific dollar amount of the revenue goal for existing collaborations;

•                  the specific dollar amount of the revenue goal for new collaborations and extensions or increased funding under existing collaborations; and

•                  the estimated cash balance at the end of fiscal 2009.

The specific dollar amounts of the revenue goals for existing collaborations and for new collaborations and extensions or increased funding under existing collaborations are not disclosed in any of the Company’s public filings, historical or otherwise, as neither of these revenue goals are line items in the Company’s financial statements.  This is in contrast to the disclosed corporate goal relating to revenue, which corresponds to the total revenue line item included in the Company’s financial statements.

Disclosure of these collaboration specific metrics, even on a historical basis, would provide the Company’s competitors with valuable insight into how the Company generally models its collaboration revenues at the beginning of each fiscal year and would provide the Company’s existing and potential future collaborators insight into revenue objectives for current and potential new collaborations.  Although the historical collaboration revenue targets are no longer directly relevant to the Company’s current financial expectations, competitors could use the Company’s prior collaboration revenue targets, combined with other publicly available information such as past revenues and business results, to predict with greater accuracy how the Company likely modeled its current collaboration revenue goals and expectations at the beginning of the current year.  Armed with this information, the Company’s competitors could focus their own resources, financial plans and strategies in order to compete more effectively with the Company. Furthermore, existing and potential collaborators could also use the information to anticipate the Company’s revenue objectives associated with renewals of existing collaborations or new collaborations, which would harm the Company’s ability to negotiate favorable financial and other terms for those collaborative arrangements.

In addition, the estimated cash balance at the end of fiscal 2009 has not been disclosed, consistent with the corresponding corporate goal discussed in the Company’s September 30, 2009 response letter.  As previously submitted, this specific dollar amount was only an estimate that was based on the state of the Company’s operations at the time that the goals were approved. Since that time, the Company has made a number of operational changes and has entered into new collaborations and amended or renewed existing collaborations that substantially impact the Company’s actual anticipated cash needs for the 2010 fiscal year. Accordingly, we believe the omission of the specific dollar amount in the context of the discussion of individual goals is no different than the omission of the information from the Company’s corporate goals.

For all of the above reasons, the Company respectfully submits that the disclosure provided with respect to individual objectives represents the most fulsome disclosure possible without compromising the Company from a competitive perspective.  As noted above, the only quantitative details not currently proposed to be disclosed include specific revenue targets and estimated financial metrics that are not related to any financial statement line item and otherwise provide competitors with valuable information to more effectively compete with the Company.  There is no other additional substantive information relevant to investors that the Company can provide with respect to the individual objectives.

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The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (858) 646-8306.

Sincerely,

Senomyx, Inc.

/s/ David B. Berger

David B. Berger
Vice President, General Counsel and Corporate Secretary

cc:                                 Rose Zukin, Securities and Exchange Commission
R. Kent Snyder, Chief Executive Officer and Chairman of the Board of Directors
Thomas A. Coll, Cooley Godward Kronish LLP
Charles J. Bair, Cooley Godward Kronish LLP